Exhibit 1.2

Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.
Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"signed"	"signed"
Michael Steinmann	A. Robert Doyle
Chief Executive Officer	Chief Financial Officer

March 22, 2018

PAN AMERICAN SILVER CORP.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our

PAN AMERICAN SILVER CORP.	3

audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.
An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.
/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

March 22, 2018

We have served as the Company's auditor since 1993.

PAN AMERICAN SILVER CORP.	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pan American Silver Corp.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated March 22, 2018, expressed an unmodified/unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as

PAN AMERICAN SILVER CORP.	5

necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

March 22, 2018

PAN AMERICAN SILVER CORP.	6

Consolidated Statements of Financial Position (in thousands of U.S. dollars)

	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents (Note 25)	$175,953	$180,881
Short-term investments (Note 8)	51,590	36,729
Trade and other receivables (Note 7)	109,746	130,117
Income taxes receivable	16,991	17,460
Inventories (Note 9)	218,715	237,329
Derivative financial instruments (Note 7)	1,092	—
Assets held for sale (Note 10)	7,949	—
Prepaid expenses and other current assets	13,434	10,337
	595,470	612,853
Non-current assets
Mineral properties, plant and equipment (Note 10)	1,336,683	1,222,727
Long-term refundable tax	80	7,664
Deferred tax assets (Note 28)	2,679	1,727
Investment in associates (Note 12)	55,017	49,734
Other assets (Note 13)	346	379
Goodwill (Note 11)	3,057	3,057
Total Assets	$1,993,332	$1,898,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$139,698	$143,502
Loans payable (Note 15)	3,000	—
Derivative financial instruments (Note 7)	1,906	2,815
Current portion of provisions (Note 16)	8,245	8,499
Current portion of finance lease (Note 17)	5,734	3,559
Income tax payable	26,131	25,911
	184,714	184,286
Non-current liabilities
Long-term portion of provisions (Note 16)	61,248	51,444
Deferred tax liabilities (Note 28)	171,228	170,863
Long-term portion of finance lease (Note 17)	1,825	3,542
Long-term debt (Note 18)	—	36,200
Deferred revenue (Note 12)	12,017	11,561
Other long-term liabilities (Note 19)	26,954	27,408
Share purchase warrants (Note 12)	14,295	13,833
Total Liabilities	472,281	499,137

Equity
Capital and reserves (Note 20)
Issued capital	2,318,252	2,303,978
Share option reserve	22,463	22,946
Investment revaluation reserve	1,605	434
Deficit	(825,470)	(931,060)
Total Equity attributable to equity holders of the Company	1,516,850	1,396,298
Non-controlling interests	4,201	2,706
Total Equity	1,521,051	1,399,004
Total Liabilities and Equity	$1,993,332	$1,898,141
Commitments and Contingencies (Notes 7, 29); subsequent events (Note 10)
See accompanying notes to the consolidated financial statements
APPROVED BY THE BOARD ON MARCH 22, 2018

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	7

Consolidated Income Statements (in thousands of U.S. dollars except per share amounts)

	2017	2016
Revenue (Note 26)	$816,828	$774,775
Cost of sales
Production costs (Note 21)	(500,670)	(428,333)
Depreciation and amortization (Note 10)	(122,888)	(115,955)
Royalties	(24,510)	(31,608)
	(648,068)	(575,896)
Mine operating earnings	168,760	198,879

General and administrative	(21,397)	(23,663)
Exploration and project development	(19,755)	(11,334)
Foreign exchange gains (losses)	1,823	(9,054)
Impairment reversals (Note 11)	61,554	—
Gains (losses) on commodity, diesel fuel swaps, and foreign currency contracts (Note 7)	606	(4,944)
Gain on sale of mineral properties, plant and equipment (Note 10)	191	25,100
Share of loss from associate and dilution gain (Note 12)	2,052	7,946
Other (expense) income (Note 27)	(5,505)	1,542
Earnings from operations	188,329	184,472

Gain on derivatives (Note 7)	64	—
Investment income	1,277	1,350
Interest and finance expense (Note 23)	(7,185)	(9,551)
Earnings before income taxes	182,485	176,271
Income tax expense (Note 28)	(59,034)	(74,446)
Net earnings for the year	$123,451	$101,825

Attributable to:
Equity holders of the Company	$120,991	$100,085
Non-controlling interests	2,460	1,740
	$123,451	$101,825

Earnings per share attributable to common shareholders (Note 24)
Basic earnings per share	$0.79	$0.66
Diluted earnings per share	$0.79	$0.66
Weighted average shares outstanding (in 000’s) Basic	153,070	152,118
Weighted average shares outstanding (in 000’s) Diluted	153,353	152,504

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	8

Consolidated Statements of Comprehensive Income (in thousands of U.S. dollars)

	2017	2016
Net earnings for the year	$123,451	$101,825
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on available for sale securities (net of $nil tax in 2017 and 2016)	810	912
Reclassification adjustment for realized losses (gains) on equity securities to earnings (net of $nil tax in 2017 and 2016)	361	(20)
Total comprehensive earnings for the year	$124,622	$102,717

Total comprehensive earnings attributable to:
Equity holders of the Company	$122,162	$100,977
Non-controlling interests	2,460	1,740
	$124,622	$102,717
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	9

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

	2017	2016
Cash flow from operating activities
Net earnings for the year	$123,451	$101,825

Current income tax expense (Note 28)	62,877	44,031
Deferred income tax (recovery) expense (Note 28)	(3,843)	30,415
Interest (recovery) expense (Note 23)	(1,179)	2,115
Depreciation and amortization (Note 10)	122,888	115,955
Impairment reversals (Note 11)	(61,554)	—
Accretion on closure and decommissioning provision (Note 16)	5,973	4,363
Unrealized (gains) losses on foreign exchange	(383)	5,759
(Gains) losses on commodity, diesel fuel swaps, and foreign currency contracts (Note 7)	(606)	4,944
Gain on sale of mineral properties, plant and equipment	(191)	(25,100)
Project development write-down	1,898	—
Other operating activities (Note 25)	13,269	(46,935)
Changes in non-cash operating working capital (Note 25)	11,709	(5,545)
Operating cash flows before interest and income taxes	$274,309	$231,827

Interest paid	(2,367)	(2,553)
Interest received	1,462	1,382
Income taxes paid	(48,845)	(15,852)
Net cash generated from operating activities	$224,559	$214,804

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(142,232)	$(202,661)
Acquisition of mineral interests	(20,219)	—
Net (purchase) proceeds from sales of short-term investments	(14,267)	56,870
Proceeds from sale of mineral properties, plant and equipment	1,674	16,319
Purchase of shares in associate (Note 12)	(2,473)	—
Net payments from commodity, diesel fuel swaps, and foreign currency contracts	(304)	(4,965)
Exercise of warrants and other payments	—	(5,460)
Net cash used in investing activities	$(177,821)	$(139,897)

Cash flow from financing activities
Proceeds from issue of equity shares	$2,606	$2,399
Distributions to non-controlling interests	(1,052)	(428)
Dividends paid	(15,314)	(7,606)
Repayment of credit facility	(36,200)	—
Proceeds from (payment of) short-term loans (Note 15)	3,000	(19,536)
Payment of equipment leases	(4,542)	(3,047)
Net cash used in financing activities	$(51,502)	$(28,218)
Effects of exchange rate changes on cash and cash equivalents	(164)	229
Net (decrease) increase in cash and cash equivalents	(4,928)	46,918
Cash and cash equivalents at the beginning of the year	180,881	133,963
Cash and cash equivalents at the end of the year	$175,953	$180,881
Supplemental cash flow information (Note 25).
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	10

Consolidated Statements of Changes in Equity (in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive earnings
Net earnings for the year	—	—	—	—	100,085	100,085	1,740	101,825
Other comprehensive income	—	—	—	892	—	892	—	892
	—	—	—	892	100,085	100,977	1,740	102,717
Shares issued on the exercise of stock options	254,146	3,223	(824)	—	—	2,399	—	2,399
Shares issued as compensation (Note 25)	196,772	2,365	—	—	—	2,365	—	2,365
Share-based compensation on option grants	—	—	941	—	—	941	—	941
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(428)	(428)
Dividends paid	—	—	—	—	(7,606)	(7,606)	—	(7,606)
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the year	—	—	—	—	120,991	120,991	2,460	123,451
Other comprehensive income	—	—	—	1,171	—	1,171	—	1,171
	—	—	—	1,171	120,991	122,162	2,460	124,622
Shares issued on the exercise of stock options	307,266	3,604	(998)	—	—	2,606	—	2,606
Shares issued as compensation (Note 25)	135,404	2,020	—	—	—	2,020	—	2,020
Share-based compensation on option grants	—	—	515	—	—	515	—	515
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(87)	(87)	(965)	(1,052)
Dividends paid	—	—	—	—	(15,314)	(15,314)	—	(15,314)
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
 See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	11

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, and Mexico.
At December 31, 2017, the Company’s principal producing properties comprised of the Huaron and Morococha mines located in Peru, the La Colorada and Dolores mines located in Mexico, the San Vicente mine located in Bolivia and the Manantial Espejo mine located in Argentina.
The Company’s significant development projects at December 31, 2017 were the Cap-Oeste Sur Este ("COSE"), Joaquin, and Navidad projects in Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance
 These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IAS”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SIC”).
 These consolidated financial statements were approved for issuance by the Board of Directors on March 22, 2018.

b.	Basis of Preparation
 The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2017, and the comparative statements as at December 31, 2016.

c.	Significant Accounting Policies
Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. This occurs when the Company has existing rights that give it the current ability to direct the relevant activities, is exposed, or has rights, to variable returns from its involvement with the investee, when the investor's returns from its involvement have the potential to vary as a result of the investee's performance and the ability to use its power over the investee to affect the amount of the investor's returns. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.
For partly owned subsidiaries, the net assets attributable to non-controlling shareholders are presented as "non-controlling interests" in the consolidated statements of financial position and the net earnings attributable to non-controlling shareholders are presented as “net earnings attributable to non-controlling interests” in the consolidated income statements. Total comprehensive income is attributable to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance.

PAN AMERICAN SILVER CORP.	12

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2017 and 2016 are presented in the following table:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & COSE project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Investments in associates: An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.
Basis of measurement: These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale, which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
Currency of presentation: The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s and each of the subsidiaries' functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.
Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the consolidated income statement. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.
Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.
Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are

PAN AMERICAN SILVER CORP.	13

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.
The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.
Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.
The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreements entered into with Maverix Metals Inc. ("Maverix"), the Company determines the amortization of deferred revenue to the Consolidated Income Statement on a per unit basis using the estimated total quantity of metal expected to be delivered to Maverix over the terms of the contract. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months
Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets
The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss
Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit and loss. Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets

PAN AMERICAN SILVER CORP.	14

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash and cash equivalents’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in current assets. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the securities. The translation differences are recognized in the consolidated income statement. Any impairment charges are also recognized in the consolidated income statement, while other changes in fair value are recognized in the investment revaluation reserve. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in the investment revaluation reserve are reclassified to the consolidated income statement. Dividends on available-for-sale equity instruments are also recognized in the consolidated income statement within investment income when the Company’s right to receive payments is established.

(d)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

(ii)	Financial liabilities
Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.
Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii)	Derivative financial instruments
When the Company enters into derivative contracts, these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.
Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

PAN AMERICAN SILVER CORP.	15

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

(iv)	Fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where quoted market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

•	The fair values of cash and short term borrowings approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

•	Derivative financial assets and liabilities are measured at fair value.

(v)	Impairment of financial assets
Available-for-sale financial assets
The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the consolidated income statement is transferred from the investment revaluation reserve to the consolidated income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the consolidated income statement. Reversals of impairment losses on debt instruments are reversed through the consolidated income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi)	Derecognition of financial assets and liabilities
Financial assets
A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.
Financial liabilities
Gains and losses on discharge, cancellation or expiry of a financial liability are recognized within finance income and finance costs, respectively.
Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a settlement of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii)	Trade receivables
Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

PAN AMERICAN SILVER CORP.	16

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

(viii)	Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(ix)	Share purchase warrant liabilities
Share purchase warrant liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.
Derivative Financial Instruments: The Company utilizes metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.
Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.
Normal purchase or sale exemption: Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall under the exemption from IAS 32 and IAS 39, which is known as the “normal purchase or sale exemption” (with the exception of those with quotational period clauses, which result in the recognition of an embedded derivative. Refer to note 7b for more information). For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.
Convertible Notes: The Company settled all of its outstanding convertible notes during the year ended December 31, 2016. Previously, the Company had the right to pay all or part of the liability associated with the Company’s convertible notes in cash on the conversion date. Accordingly, the Company previously classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative was recognized initially at their respective fair values. The embedded derivative was subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component was recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives was recognized in profit or loss. On conversion, the equity instrument would have been measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.
Cash and cash equivalents: Cash and cash equivalents include cash on hand and cash in banks. It also includes short-term money market investments that are readily convertible to cash with original terms of three months or less. Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.
Short-term investments: Short-term investments are classified as “available-for-sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities. These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost. Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income. Investments are assessed quarterly for potential impairment.
Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly

PAN AMERICAN SILVER CORP.	17

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.
The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which is then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.
The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period was first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery and trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.
The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.
The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.
The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.
The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 days duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process include estimated recovery rates based on laboratory testing and assaying. The Company

PAN AMERICAN SILVER CORP.	18

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.
Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.
Mineral Properties, Plant, and Equipment: On initial acquisition, mineral properties, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.
In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.
Each asset's or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.
The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment. The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.
In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.
Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

PAN AMERICAN SILVER CORP.	19

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial production.
Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid VAT and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.
Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.
Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.
Mineral properties, plant and equipment are depreciated over their useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated

•	Mobile equipment – 3 to 7 years

•	Buildings and plant facilities – 25 to 50 years

•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis

•	Exploration and evaluation – not depreciated until mine goes into production

PAN AMERICAN SILVER CORP.	20

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

•	Assets under construction – not depreciated until assets are ready for their intended use
Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditures arise from a detailed assessment of deposits or other projects that have been identified as having economic potential.
Expenditures on exploration activity are not capitalized.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.
Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.
Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.
In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all unrecoverable costs associated with the project, net of any related impairment provisions, are written off.
An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. A reversal of impairment test is performed whenever there is an indication that impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Impairments and reversals of impairment are recognized in net earnings in the period in which they occur. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditures are met.
Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property. In order to demonstrate technical feasibility and commercial viability, the Company evaluates the individual project and its established mineral reserves, assesses the relevant findings and conclusions from the Company’s activities and in applicable technical or other studies relating to the project, and considers whether and how any additional factors and circumstances might impact the project, particularly in light of the Company’s capabilities, risk tolerance and desired economic returns. The Company conducts its managerial evaluation for commercial viability by assessing the factors it considers relevant to the commercial development of the project, taking into consideration the exploration and technical evaluation activities and work undertaken in relation to the project. If the asset demonstrates technical feasibility and commercial viability, the asset is reclassified to mineral properties, plant and equipment. Assessment for impairment is conducted before reclassification.
Deferred Stripping Costs: In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

PAN AMERICAN SILVER CORP.	21

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The costs of removal of the waste material during a mine’s production phase are deferred where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.
Asset Impairment: Management reviews and evaluates its assets for impairment, or reversals of impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may have reversed. Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell ("FVLCTS") of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and FVLCTS. The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.
Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non-reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore affecting process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long-term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced. Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.
Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an

PAN AMERICAN SILVER CORP.	22

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.
When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.
The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.
Foreign Currency Translation: The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.
Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.
Share-based Payments: The Company makes share-based awards, including restricted share units ("RSUs), performance share units ("PSUs"), shares and options, to certain employees.
For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

PAN AMERICAN SILVER CORP.	23

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.
Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.
Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or the lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.
Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.
Income Taxes: Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.
Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.
The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable

PAN AMERICAN SILVER CORP.	24

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.
The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.
Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.
Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.
Earnings (loss) Per Share: Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.
The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.
For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion is used in computing diluted earnings per share.
Borrowing Costs and Upfront Costs: Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly

PAN AMERICAN SILVER CORP.	25

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.
Upfront costs incurred in connection with entering new credit facilities are recorded as Other assets and are amortized over the life of the respective credit facilities.

3. CHANGES IN ACCOUNTING STANDARDS
Application of new and revised accounting standards
The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 12 - Income Taxes, and IAS 7 - Statement of Cash Flows, which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Retrospective application is required, except for hedge accounting, which is not applied by the Company and which requires prospective application.
IFRS 9 will result in the following significant changes compared to the current standards: The classification of financial assets and liabilities are expected to remain consistent under IFRS except for equity securities. The Company will designate its equity securities as financial assets at fair value through profit or loss ("FVTPL"), where they will be recorded initially at fair value. Changes in fair value will be recorded in earnings (loss). Prior to adoption of this new standard changes in fair value were recorded in other comprehensive income and subsequently transferred into earnings (loss) upon disposition.
The introduction of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, does not have a significant impact on the Company's accounts receivable given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning on or after January 1, 2018, and requires either a modified retrospective application or full retrospective application.  The Company will adopt IFRS 15 using the modified retrospective transition approach, whereby the cumulative impact of adoption is recognized in retained earnings as of January 1, 2018 and comparative period balances are not restated.

PAN AMERICAN SILVER CORP.	26

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Further, IFRS 15 introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative stand alone selling price basis.  The Company may from time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods is transferred to the customer.  Accordingly, under IFRS 15, where material, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  As the amounts associated with any such services are insignificant compared to the total value of contract, and the fact that many contracts would be completed within a financial reporting period, the Company does not expect the impact of treating these services as separate performance obligations to have a material impact on the Company’s consolidated financial statements.
The Company’s concentrate sales are subject to provisional pricing provisions, and the Company has determined that the recognition of revenue related to these sales will not be significantly affected by IFRS 15. However, separate presentation of the provisional pricing adjustments will be required in the revenue note disclosure.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company anticipates that the adoption of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months in our Statement of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these right of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in our Consolidated Statements of Cash Flows.
The Company expects to identify and collect data relating to existing lease agreements during 2018.
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.

PAN AMERICAN SILVER CORP.	27

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. SIGNIFICANT JUDGEMENTS IN APPLYING ACCOUNTING POLICIES
Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•
Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to the impairment analysis as discussed in Note 11. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

•
Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

•
Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or FVLCTS in the case of non-financial assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets classified as available-for-sale indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

•
Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

•
Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

•
Determination of control of subsidiaries and joint arrangements: Determination of whether the Company has control of subsidiaries or joint control of joint arrangements requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities are under the control of the Company or require unanimous consent from the investors. Based on assessment of the relevant facts and circumstances, primarily, the Company's limited board representation and restricted influence over operating, strategic and financing decisions, the Company concluded that it does not control Maverix and as a result classified it as an investment in associate subject to significant influence (Note 12).

•
Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred,

PAN AMERICAN SILVER CORP.	28

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2017, the carrying amount of stripping costs capitalized was $47.7 million comprised entirely of Dolores (December 31, 2016 - $40.3 million was capitalized comprised entirely of Dolores).

•
Replacement convertible debenture: As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract with Aquiline Resources Inc., a wholly owned subsidiary of the Company. The holder subsequently selected the silver stream contract related to certain production from the Navidad project. The silver stream contract is classified and accounted for as a deferred credit. In determining the appropriate classification of the silver stream contract as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2017, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2016 - $20.8 million).

5. KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•
Mineral reserve estimates: The figures for mineral reserves and mineral resources are disclosed in accordance with National Instrument 43 -101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003”, prepared by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•
Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 9 for details.

PAN AMERICAN SILVER CORP.	29

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

•
Depreciation and amortization rates for mineral properties, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•
Impairment, or impairment reversal, of mining interests: While assessing whether any indications of impairment, or impairment reversal, exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests. Impairments and impairment reversals of mining interests are discussed in Note 11.

•
Estimation of decommissioning and reclamation costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 16 for details on decommissioning and restoration costs.

•
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•
Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets

PAN AMERICAN SILVER CORP.	30

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition (within one year of the acquisition date).

•
Provisions and contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 29 for further discussion on contingencies.

6. MANAGEMENT OF CAPITAL
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $1.5 billion as at December 31, 2017 (December 31, 2016 - $1.4 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016. Refer to Note 18 for details of the Company’s revolving credit facility and related covenants.

7. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities classified as at FVTPL
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	December 31, 2017	December 31, 2016
Current derivative assets:
Warrants	$1,092	$—
	$1,092	$—

	December 31, 2017	December 31, 2016
Current derivative liabilities:
Zinc contracts	$716	$1,769
Lead Contracts	243	54
Copper contracts	891	—
Foreign currency contracts	56	992
	$1,906	$2,815

PAN AMERICAN SILVER CORP.	31

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

In addition, trade and other receivables include accounts receivable arising from sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	December 31, 2017	December 31, 2016
Trade receivables from provisional concentrates sales	$51,952	$44,960
Advances to suppliers(1)	14,327	28,762
Not arising from sale of metal concentrates(2)	43,467	56,395
Trade and other receivables	$109,746	$130,117

(1)	Advances to suppliers are not classified as financial instruments.

(2)	Accounted for at amortized cost.
The net gains (losses) on derivatives for the year ended December 31, 2017 and 2016 were comprised of the following:

	Year ended December 31,
	2017	2016
Gains (losses) on commodity and diesel fuel swap and foreign currency contracts:
Realized losses on foreign currency, diesel fuel swap and commodity contracts	$(304)	$(4,965)
Unrealized gains on foreign currency, diesel fuel swap and commodity contracts	910	21
	$606	$(4,944)
Gain on derivatives:
Gain on warrants	$64	$—
	$64	$—
b. Normal purchase or sale exemption
Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the ”normal purchase or sale exemption”. These contracts and the host part of the contracts containing embedded derivatives are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver a non-financial asset.
c. Financial assets designated as available-for-sale
The Company’s short-term investments are designated as available-for-sale. The unrealized net gains on available-for-sale investments recognized in other comprehensive income for the year ended December 31, were as follows:

	Year ended December 31,
	2017	2016
Unrealized net gains on available for sale securities	$810	$912
Reclassification adjustment for realized losses (gains) on equity securities to earnings	361	(20)
	$1,171	$892

d. Risk
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	32

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Metal Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.
A 10% increase in all metal prices as at December 31, 2017, would result in an increase of approximately $83.9 million (2016 – $82.7 million) in the Company’s revenues. A 10% decrease in all metal prices as at the same period would result in a decrease of approximately $85.3 million (2016 - $85.0 million) in the Company’s revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. A 10% increase in metals prices (zinc, lead, copper and silver) on open positions for provisional concentrate contracts for the year ended December 31, 2017 would result in an increase of approximately $7.4 million (2016 - $4.7 million) in the Company’s before tax earnings which would be reflected in 2017 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $7.4 million (2016 - $4.7 million) in the Company’s before tax earnings.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At December 31, 2017, the Company had outstanding contracts to sell some of its base metals production.
Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2017, the Company had receivable balances associated with buyers of its concentrates of $52.0 million (2016 - $45.0 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Silver doré production from La Colorada, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2017, the Company had approximately $21.9 million (2016 - $28.5 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

PAN AMERICAN SILVER CORP.	33

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2017, the Company had made $14.3 million (2016 - $28.8 million) of supplier advances, which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
At December 31, 2017, the Company has recorded an allowance for doubtful accounts provision in the amount of $7.6 million (2016 – $7.6 million). The $7.6 million relates to amounts owing from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009. The Company will continue to pursue every possible avenue to recover the amounts owed by DRP. At December 31, 2017, no additional provisions for doubtful accounts were recorded.
Cash and cash equivalents, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$175,953	$180,881
Short-term investments	51,590	36,729
Trade accounts receivable(1)	51,952	44,960
Royalty receivable(1)	60	20
Employee loans(1)	491	1,048

(1)	Included in Trade and other receivables.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2017, the Company has $7.6 million in lease obligations (2016 - $7.1 million), that are subject to an annualized interest rate of 2.2% and an amount drawn on the credit facility of $nil (2016 - $36.2 million) at an annual interest rate of 2.125% to 3.125% over LIBOR. The interest paid by the Company for the year ended December 31, 2017 on its lease obligations was $0.2 million (2016 – $0.1 million). At December 31, 2017, the Company has short-term loans in Argentina of $3.0 million (2016 - $nil), that are subject to an annualized interest rate of 1.8%. The interest paid by the Company for the year ended December 31, 2017 on the credit facility was $0.9 million (2016 – $1.0 million).
The average interest rate earned by the Company during the year ended December 31, 2017 on its cash and short-term investments was 0.77% (2016 - 0.30%). A 10% increase or decrease in the interest earned from financial institutions on cash and short-term investments would result in a $0.2 million increase or decrease in the Company’s before tax earnings (2016 – $0.1 million).
Foreign Exchange Rate Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject

PAN AMERICAN SILVER CORP.	34

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At December 31, 2017, the Company had no outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded gains of $3.8 million on MXN derivative contracts for the year ended December 31, 2017 (2016 - losses of $1.5 million).
The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2017 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $17.4 million (2016 - $19.2 million).
The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2017	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$25,062	$529	$(713)	$(348)	$—
Mexican Peso	5,188	22,809	(242)	(26,013)	(141,870)
Argentinian Peso	4,239	19,720	837	(28,685)	—
Bolivian Boliviano	4,659	495	(3,840)	(13,954)	(10,076)
European Euro	24	—	(780)	—	—
Peruvian Nuevo Sol	2,274	1,026	(4,402)	(13,478)	(16,603)
	$41,446	$44,579	$(9,140)	$(82,478)	$(168,549)

At December 31, 2016	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$6,513	$338	$(45)	$(142)	$(356)
Mexican Peso	9,416	29,079	5,884	(45,388)	(150,394)
Argentinian Peso	3,485	24,062	367	(27,245)	—
Bolivian Boliviano	4,329	184	(3,365)	(13,476)	(8,464)
European Euro	37	—	(262)	—	(53)
Peruvian Nuevo Sol	817	2,158	(11,031)	(8,913)	(9,867)
	$24,597	$55,821	$(8,452)	$(95,164)	$(169,134)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

PAN AMERICAN SILVER CORP.	35

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

e. Contractual Maturities
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cash flow:

Payments due by period 2017
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$136,506	$136,506	$—	$—	$—
Credit Facility	2,750	1,200	1,550	—	—
Loan obligation	3,000	3,000	—	—	—
Finance lease obligations(2)	7,724	5,879	1,845	—	—
Severance accrual	5,176	1,092	2,273	760	1,051
Employee compensation(3)	6,709	3,815	2,894	—	—
Loss on commodity contracts	1,906	1,906	—	—	—
Provisions(4)	4,097	2,681	546	627	243
Income taxes payable	26,131	26,131	—	—	—
Total contractual obligations(4)	$193,999	$182,210	$9,108	$1,387	$1,294

Payments due by period 2016
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$141,002	$141,002	$—	$—	$—
Credit Facility	38,440	960	1,280	36,200	—
Finance lease obligations(2)	7,321	3,720	3,601	—	—
Severance accrual	3,986	689	658	365	2,274
Employee compensation(3)	6,918	3,996	2,922	—	—
Loss on commodity contracts	2,815	2,815	—	—	—
Provisions(4)	4,719	3,262	562	629	266
Income taxes payable	25,911	25,911	—	—	—
Total contractual obligations(4)	$231,112	$182,355	$9,023	$37,194	$2,540

(1)
Includes all current liabilities in the consolidated statement of financial position at December 31, 2017 and December 31, 2016 plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance in the statement of financial position to the total contractual obligations within one year, per the contractual maturities schedule is shown in the table below.

December 31, 2017		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$136,506	$—	$136,506
Credit facility	—	1,200	1,200
Loan obligation	3,000	—	3,000
Current portion of finance lease	5,734	145	5,879
Current severance liability	1,092	—	1,092
Employee Compensation & RSU’s	2,100	1,715	3,815
Unrealized loss on commodity contracts	1,906	—	1,906
Provisions(4)	2,681	—	2,681
Income tax payable	26,131	—	26,131
Total contractual obligations within one year(4)	$179,150	$3,060	$182,210

PAN AMERICAN SILVER CORP.	36

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

December 31, 2016		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$141,002	$—	$141,002
Credit facility	—	960	960
Current portion of finance lease	3,559	161	3,720
Current severance liability	689	—	689
Employee Compensation & RSU’s	1,812	2,184	3,996
Unrealized loss on commodity contracts	2,815	—	2,815
Provisions(4)	3,262	—	3,262
Income tax payable	25,911	—	25,911
Total contractual obligations within one year(4)	$179,050	$3,305	$182,355

(2)	Includes lease obligations in the amount of $7.7 million (2016 - $7.3 million) with a net present value of $7.6 million (2016 - $7.1 million) discussed further in Note 17.

(3)	Includes RSU obligation in the amount of $4.1 million (2016 - $4.8 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2017 and 50% in December 2018.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $5.6 million, long-term $59.8 million) discussed in Note 16 (2016 - current $5.2 million, long-term $50.4 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (2016 - $20.8 million) discussed in Note 19, and deferred tax liabilities of $171.2 million (2016 - $170.9 million).

Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

PAN AMERICAN SILVER CORP.	37

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2017 and 2016, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$51,590	$51,590	$—	$—
Trade receivables from provisional concentrate sales	51,952	—	51,952	—
Warrants	1,092	—	1,092	—
Zinc contracts	(716)	—	(716)	—
Lead contracts	(243)	—	(243)	—
Copper contracts	(891)	—	(891)	—
Foreign currency contracts	(56)	—	(56)	—
	$102,728	$51,590	$51,138	$—

	Fair Value at December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$36,729	$36,729	$—	$—
Trade receivables from provisional concentrate sales	44,960	—	44,960	—
Zinc contracts	(1,769)	—	(1,769)	—
Lead contracts	(54)		(54)
Foreign currency contracts	(992)	—	(992)	—
	$78,874	$36,729	$42,145	$—
 The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2016.
 Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative Financial Instruments
The Company’s commodity swaps, diesel fuel swaps and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair value hierarchy. As of December 31, 2017, the unrealized losses on foreign currency, diesel fuel swap and commodity contracts were $1.9 million (2016- losses of $2.8 million).
During the year ended December 31, 2016, the Company entered into collared positions for its foreign currency exposure of MXN purchases with puts and call contracts (Note 7d, Foreign Exchange Rate Risk).
During the year ended December 31, 2015, the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company settled all Diesel fuel swaps by December 31, 2016. The Company did not enter into any Diesel fuel swaps in 2017. The Company recorded gains of $1.0 million on the Diesel fuel swaps in the year ended December 31, 2016.

PAN AMERICAN SILVER CORP.	38

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

During the years ended December 31, 2016 and 2017, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company entered into zinc put and call contracts. The Company had contracts for 11,100 tonnes of zinc outstanding, with a weighted average minimum price of $2,609 and a maximum price of $3,555 per tonne, at December 31, 2017.  The remaining contracts have settlement dates between January 2018 and December 2018.  The Company recorded losses of $1.9 million on zinc positions during the year ended December 31, 2017 (2016 - losses of $4.3 million).
Further, during the years ended December 31, 2016 and 2017, in order to limit its exposure to lower lead prices on a portion of its lead production, the Company entered into lead put and call contracts. The Company had contracts for 6,450 tonnes of lead outstanding, with a weighted average minimum price of $2,200 and a maximum price of $2,679 per tonne, at December 31, 2017.  These remaining contracts have settlement dates between January 2018 and December 2018.  The Company recorded losses of $0.4 million on the lead positions during the year ended December 31, 2017 (2016 - losses of $0.2 million).
During the year ended December 31, 2017, in order to limit its exposure to lower copper prices on a portion of its copper production, the Company entered into copper put and call contracts. The Company had contracts for 3,030 tonnes of copper outstanding, with a weighted average minimum price of $6,222 and a maximum price of $7,277 per tonne, at December 31, 2017.  These remaining contracts have settlement dates between January 2018 and December 2018. The Company recorded losses of $0.9 million on the copper positions during the year ended December 31, 2017.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

8. SHORT-TERM INVESTMENTS

	December 31, 2017			December 31, 2016
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$51,590	$49,985	$1,605	$36,729	$36,295	$434

9. INVENTORIES
Inventories consist of:

	December 31, 2017	December 31, 2016
Concentrate inventory	$11,582	$12,891
Stockpile ore (1)	16,209	31,964
Heap leach inventory and in process (2)	108,509	109,705
Doré and finished inventory (3)	35,054	36,864
Materials and supplies	47,361	45,905
	$218,715	$237,329

(1)	Includes an impairment charge of $10.0 million to reduce the cost basis of inventory to NRV at Manantial Espejo mine (December 31, 2016 – $6.0 million at Manantial Espejo and Dolores mines).

(2)	Includes an impairment charge of $10.3 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2016 - $1.5 million at Manantial Espejo mine).

(3)
Includes an impairment charge of $2.9 million to reduce the cost basis of inventory to NRV at Manantial Espejo mine at December 31, 2017. (December 31, 2016 - $3.4 million at Manantial Espejo and Alamo Dorado mines).

PAN AMERICAN SILVER CORP.	39

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Production costs, including depreciation and amortization, and royalties for the year ended December 31, 2017 were $648.1 million (2016 - $575.9 million). Production costs represent cost of inventories sold during the year. During 2017 a $12.3 million (2016 - $42.8 million net realizable value recovery) net realizable value loss was recognized, primarily driven by decreased metal prices, and included in production costs (Note 21). Inventories held at net realizable value amounted to $125.5 million (2016 - $48.2 million).
A portion of the Stockpile ore amounting to $9.5 million (2016 - $18.4 million) and a portion of the heap leach inventory amounting to $74.3 million (2016 - $65.2 million) are expected to be recovered or settled after more than twelve months.

10. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.
Mineral properties, plant and equipment consist of:

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2017
Net of accumulated depreciation	$694,501	$58,578	$259,953	$209,695	$1,222,727
Additions	120,098	4,066	—	23,938	148,102
Acquisition of Argentine projects (1) (2)	—	40,315	—	30	40,345
Disposals	—	—	(195)	(2,710)	(2,905)
Depreciation and amortization	(53,124)	—	—	(69,764)	(122,888)
Depreciation charge captured in inventory	(4,104)	—	—	—	(4,104)
Impairment reversal	27,531	6,892	1,317	25,814	61,554
Transferred to assets held for sale	—	—	(7,947)	(2)	(7,949)
Transfers	(22,400)	(38,042)	—	57,862	(2,580)
Closure and decommissioning – changes in estimate	4,381	—	—	—	4,381
As at December 31, 2017	$766,883	$71,809	$253,128	$244,863	$1,336,683

Cost as at December 31, 2017	2,018,937	77,242	653,216	889,655	3,639,050
Accumulated depreciation and impairments	(1,252,054)	(5,433)	(400,088)	(644,792)	(2,302,367)
Carrying value – December 31, 2017	$766,883	$71,809	$253,128	$244,863	$1,336,683

PAN AMERICAN SILVER CORP.	40

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2016
Net of accumulated depreciation	$620,035	$120,351	$276,307	$128,528	$1,145,221
Additions	88,331	—	—	112,506	200,837
Disposals	—	—	—	(1,208)	(1,208)
Depreciation and amortization	(34,803)	—	—	(81,152)	(115,955)
Depreciation charge captured in inventory	(9,675)	—	—	—	(9,675)
Transfers	21,976	(61,773)	(16,354)	51,021	(5,130)
Closure and decommissioning – changes in estimate	8,637	—	—	—	8,637
As at December 31, 2016	$694,501	$58,578	$259,953	$209,695	$1,222,727

Cost as at December 31, 2016	1,916,954	70,675	661,357	820,687	3,469,673
Accumulated depreciation and impairments	(1,222,453)	(12,097)	(401,404)	(610,992)	(2,246,946)
Carrying value – December 31, 2016	$694,501	$58,578	$259,953	$209,695	$1,222,727

	December 31, 2017			December 31, 2016
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$196,111	$(107,970)	$88,141	$185,850	$(95,195)	$90,655
Morococha mine, Peru	230,932	(135,868)	95,064	222,517	(183,289)	39,228
Alamo Dorado mine, Mexico	194,023	(194,023)	—	197,199	(197,199)	—
La Colorada mine, Mexico	279,541	(100,970)	178,571	262,516	(81,888)	180,628
Dolores mine, Mexico	1,485,200	(908,651)	576,549	1,358,923	(837,478)	521,445
Manantial Espejo mine, Argentina	367,573	(353,322)	14,251	361,553	(347,855)	13,698
San Vicente mine, Bolivia	131,038	(79,595)	51,443	124,618	(74,251)	50,367
Other	24,174	(16,447)	7,727	24,465	(16,290)	8,175
Total	$2,908,592	$(1,896,846)	$1,011,746	$2,737,641	$(1,833,445)	$904,196

Land and Non-Producing Properties:
Land	$4,990	$(1,234)	$3,756	$4,900	$(1,462)	$3,438
Navidad project, Argentina	566,577	(376,101)	190,476	566,572	(376,101)	190,471
Minefinders projects, Mexico	73,956	(16,929)	57,027	112,029	(16,929)	95,100
Morococha, Peru	9,674	—	9,674	9,674	(6,436)	3,238
Argentine projects (1) (2)	44,376	—	44,376	—	—	—
Other	30,885	(11,257)	19,628	38,857	(12,573)	26,284
Total non-producing properties	$730,458	$(405,521)	$324,937	$732,032	$(413,501)	$318,531
Total mineral properties, plant and equipment	$3,639,050	$(2,302,367)	$1,336,683	$3,469,673	$(2,246,946)	$1,222,727

PAN AMERICAN SILVER CORP.	41

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

(1)On February 10, 2017, the Company completed the acquisition of 100% of Coeur Joaquin S.R.L., subsequently renamed Minera Joaquin S.R.L. (“Joaquin”).  Joaquin’s principal asset is the Joaquin project, located in the Santa Cruz province of southern Argentina. During the year ended December 31, 2017, The Company completed technical studies to define the scope of economically recoverable mineralized material. The consideration for the acquisition was $25.0 million, comprised of $15.0 million in cash and $10.0 million of the Company’s common shares valued as of January 13, 2017 (555,654 total common shares), plus a 2.0% net smelter returns royalty on the Joaquin project. Transaction costs were $0.3 million.
(2)On May 31, 2017, the Company acquired 100% of Patagonia Gold Plc's ("Patagonia") COSE project in the Santa Cruz province of southern Argentina from Patagonia. Consideration payable to Patagonia included $15 million, of which $7.5 million is deferred, plus a 1.5% net smelter returns ("NSR") royalty on the COSE project. On May 31, 2017, the Company made a payment of $7.5 million and granted a 1.5% NSR on production from COSE, and the title to COSE transferred to the Company. The remaining $7.5 million payment is due on the earlier of 12 months from the closing date, or the commencement of commercial production.

The assets acquired and liabilities assumed from both projects have been included in the table above under "Argentine projects", and in the "Manantial Espejo" reportable operating segment of the segment note (Note 26). The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transactions were accounted for as asset acquisitions. The Joaquin purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $25.4 million allocated to mineral properties, plant and equipment and the remaining allocated to working capital items ($0.04 million). The COSE purchase price of $15.0 million was allocated to mineral properties, plant and equipment.

Project Development
Dolores Mine, Mexico
During the year ended December 31, 2017, the Company capitalized $88.5 million of mineral properties, plant and equipment (2016 - $106.6 million) which included deferred stripping costs of $19.7 million, pulp agglomeration construction costs of $20.5 million, underground development costs of $28.4 million, and pad 3 construction additions of $1.0 million (2016 - deferred stripping costs of $18.5 million, pulp agglomeration construction costs of $40.5 million, underground development costs of $17.2 million, powerline construction costs of $6.8 million and pad 3 construction additions of $1.6 million).
During the year ended December 31, 2017, the Company transferred non-depletable mineral resources to depletable mineral reserves as a result of a new mine plan at Dolores mine. The additional mineral reserves contemplated in the new mine plan required the transfer of $38.1 million (2016 - $78.3 million) in carrying value from mineral resources to mineral reserves.
La Colorada, Mexico
During the year ended December 31, 2017, the Company capitalized $20.3 million of mineral properties, plant and equipment (2016 - $52.9 million) which included underground development costs of $1.8 million, and powerline construction costs of $3.4 million (2016 - shaft construction costs of $19.3 million, sulfide plant construction costs of $12.8 million, underground development of $2.9 million, and powerline construction costs of $6.1 million).
Disposals
On May 8, 2016, the Company recorded a gain on sale of assets of $18.3 million on the sale of a 75% interest in the shares of Shalipayco S.A.C. (“Shalipayco”) for consideration of $15.0 million in cash and a one percent (1%) Net Smelter Returns Royalty (the “NSR”) on the property, which was subsequently disposed, on July 11, 2016 (Note 12) for proceeds of $3.3 million. Shalipayco is the owner of the Shalipayco zinc development project located in the provinces of Pasco and Junin, Peru.
On July 11, 2016, the Company recorded a gain on sale of assets in the amount of $6.6 million ($0.6 million gain after taxes) as a result of the disposition of certain royalties, precious metals streams, and payment arrangements (Note 12).

Held for Sale Assets
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project ("Calcatreu"), to Patagonia for total consideration of $15 million in cash. The Company received $5 million at the date of sale with the remaining $10 million due on May 18, 2018.
On December 31, 2017, all of the assets and liabilities of Minera Aquiline Argentina SA were classified as held for sale. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Calcatreu was re-measured to its recoverable amount, being its fair value less costs of disposal, based on the expected proceeds from

PAN AMERICAN SILVER CORP.	42

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

the sale. As a result, the Company recorded an impairment reversal during the year ended December 31, 2017 of $1.3 million (Note 11).

11. REVERSAL OF IMPAIRMENT AND GOODWILL
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of FVLCTS, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges should be reversed, at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.
2017 Reversals of Impairment
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of December 31, 2017 reversals of impairment totaling $61.6 million ($53.4 million, net of tax expense) were required on the following CGUs:

	2017	2016
Morococha	$60,237	$—
Calcatreu (1)	1,317	—
	$61,554	$—

(1)	Impairment reversal recognized on Calcatreu held for sale assets for the year ended December 31, 2017 (Note 10).
Morococha
During the years ended December 2017 and 2016, Morococha generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015, primarily the results of continued costs performance and base-metal prices being superior to prior expectations. Further, as of December 31, 2017, Morococha's estimated silver mineral reserve increased by 2.8 million ounces. As a result of the CGU's continued strong performance, increased silver mineral reserves and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $60.2 million ($52.1 million, net of tax) related to its investment in Morococha at December 31, 2017.

PAN AMERICAN SILVER CORP.	43

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Key assumptions and sensitivity
The metal prices used to calculate the recoverable amounts at December 31, 2017, and December 31, 2016 are based on analyst consensus prices and the Company’s long term reserve prices, and are summarized in the following tables:
Metal prices used at December 31, 2017:

Commodity Prices	2018-2021 average	Long term
Silver price - $/oz.	$18.57	$18.50
Gold price - $/oz.	$1,307	$1,300
Zinc price - $/tonne	$2,818	$2,600
Lead price - $/tonne	$2,251	$2,200
Copper price - $/tonne	$6,742	$5,500
Metal prices used at December 31, 2016:

Commodity Prices	2017-2020 average	Long term
Silver price - $/oz.	$19.93	$18.50
Gold price - $/oz.	$1,327	$1,300
Zinc price - $/tonne	$2,567	$2,200
Lead price - $/tonne	$2,142	$2,000
Copper price - $/tonne	$5,725	$5,000

In 2017, the discount rates used to present value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital which was calculated as 5.2% (2016 – 6.4%), with rates applied to the various mines and projects ranging from 4.0% to 9.0% (2016 - 5.0% to 9.0%), depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are individual metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2017, the Company performed a sensitivity analysis on all key assumptions that assumed a modest (10%) adverse change to each individual assumption while holding the other assumptions constant.
At December 31, 2017, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2016, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of La Colorada, Alamo Dorado, San Vicente, Huaron, Morococha, or the Navidad project.  For the Manantial Espejo mine, which in 2015 had its carrying values adjusted to FVLCTS through impairment charges, a modest increase in operating costs would reduce the recoverable amount below the carrying amount.  In the case of the Dolores mine, which in 2015 had its carrying values adjusted to FVLCTS through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
Goodwill
Goodwill arose when the Company acquired Minefinders in 2012 and consists of:

	December 31, 2017	December 31, 2016
Goodwill	$3,057	$3,057

PAN AMERICAN SILVER CORP.	44

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

12. INVESTMENT IN ASSOCIATES
Investment in associates consist of:

	December 31, 2017	December 31, 2016
Investment in Maverix	$53,567	$48,284
Investment in other	1,450	1,450
	$55,017	$49,734
The following table shows a continuity of the Company's investment in Maverix:

	2017	2016
Balance of investment in Maverix, December 31,	$48,284	$29,371
Investment in associate	2,473	—
Dilution gain	2,273	10,979
Adjustment for change in ownership interest	758	10,967
Loss in associate	(221)	(3,033)
Balance of investment in Maverix, December 31,	$53,567	$48,284

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.3 million as at December 31, 2017 (December 31, 2016 - $13.8 million). The Company's share of Maverix income or loss was recorded, from January 1, 2017 to February 21, 2017 based on its 43% interest, and 41% for the period February 22, 2017 to April 20, 2017, and 40% for the period April 21, 2017 to December 31, 2017 representing the Company’s fully diluted ownership.
On August 17, 2017, Maverix closed a transaction with CEF Limited ("CEF") where CEF provided Maverix with a $20.0 million senior secured loan facility and Maverix issued 5.9 million common shares to CEF for gross proceeds of $5.3 million. The Company exercised its anti-dilution rights in connection with the CEF transaction where Maverix issued 2.3 million common shares to the Company for gross proceeds of $2.5 million.
On April 20, 2017, Maverix closed a transaction with a wholly owned subsidiary of Silvercorp Metals Inc. (Silvercorp”), where Maverix acquired a net smelter return royalty on the Silvertip mine located in British Columbia Canada; and Maverix issued to Silvercorp a total of 3.8 million common shares (the "Silvertip Transaction").
On February 21, 2017, Maverix closed a transaction with Auramet Trading LLC and certain of its affiliates (collectively "Auramet"), where Maverix acquired a portfolio of two (2) royalties from Auramet; and Maverix issued to Auramet a total of 8.5 million common shares and made a cash payment of $5 million (collectively, the "Auramet Transaction").
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. On February 21, 2017, April 20, 2017 and July 12, 2017, the Company recorded an additional $0.4 million, $0.2 million, and $0.1 million of deferred revenue, respectively, as a result of the diluted ownership in Maverix that arose on the Auramet, Silvertip and CEF Transactions, respectively. As at December 31, 2017, the deferred revenue liability was $12.0 million (December 31, 2016 - $11.6 million).

PAN AMERICAN SILVER CORP.	45

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

During the year ended December 31, 2017, $0.3 million (2016 - $0.2 million) was recognized for the delivery of 2,347 ounces of gold (2016 - 604 ounces) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Auramet, Silvertip, and CEF Transactions resulted in dilution gains of $2.3 million for the year ended December 31, 2017 (2016 - $11.0 million), respectively, recorded in share of loss from associate and dilution gain.
For the year ended December 31, 2017 the Company also recognized its share of loss from associate of $0.2 million (2016 - $3.0 million loss) which represents the Company's proportionate share of Maverix's income (loss) during the year.

13. OTHER ASSETS
Other assets consist of:

	December 31, 2017	December 31, 2016
Reclamation bonds	$199	$199
Lease receivable	81	91
Other assets	66	89
	$346	$379

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	December 31, 2017	December 31, 2016
Trade accounts payable(1)	$47,138	$45,344
Royalties payable	4,896	4,612
Other accounts payable and trade related accruals	29,690	48,767
Payroll and related benefits	29,329	24,971
Severance accruals	1,092	688
Other taxes payable	3,439	1,791
Advances on concentrate inventory	—	33
Other	24,114	17,296
	$139,698	$143,502

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

15. LOANS PAYABLE

	December 31, 2017	December 31, 2016
Loans Payable(1)	$3,000	$—

(1)	This $US loan bears interest at 1.8% per annum.

PAN AMERICAN SILVER CORP.	46

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

16. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2015	$50,453	$4,418	$54,871
Revisions in estimates and obligations incurred	6,875	—	6,875
Charged (credited) to earnings:
-new provisions	—	347	347
-change in estimate	—	(104)	(104)
-exchange gains on provisions	—	(32)	(32)
Charged in the year	—	(297)	(297)
Reclamation expenditures	(6,080)	—	(6,080)
Accretion expense (Note 23)	4,363	—	4,363
December 31, 2016	$55,611	$4,332	$59,943
Revisions in estimates and obligations incurred	12,561	—	12,561
Charged (credited) to earnings:
-new provisions	—	767	767
-change in estimate	—	(228)	(228)
-exchange gains on provisions	—	93	93
Charged in the year	—	(867)	(867)
Reclamation expenditures	(8,749)	—	(8,749)
Accretion expense (Note 23)	5,973	—	5,973
December 31, 2017	$65,396	$4,097	$69,493

Maturity analysis of total provisions:	December 31, 2017	December 31, 2016
Current	$8,245	$8,499
Non-Current	61,248	51,444
	$69,493	$59,943

Closure and Decommissioning Cost Provision
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $142.2 million (December 31, 2016 - $122.1 million) which has been inflated using inflation rates of between 2% and 25% (2016 – between 1% and 23%). The total provision for closure and decommissioning cost is calculated using discount rates of between 2% and 24% (2016 - between 1% and 30%). Revisions made to the reclamation obligations in 2017 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion expense charged to 2017 earnings as finance expense was $6.0 million (2016 - $4.4 million). Reclamation expenditures paid during the current year were $8.7 million (2016 - $6.1 million).
Litigation Provision
The litigation provision consists of amounts accrued for labour claims at several of the Company’s mine operations. The balance of $4.1 million at December 31, 2017 (2016 - $4.3 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

PAN AMERICAN SILVER CORP.	47

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

17. FINANCE LEASE OBLIGATIONS

	December 31, 2017	December 31, 2016
Lease obligations(1)	$7,559	$7,101

	December 31, 2017	December 31, 2016
Maturity analysis of finance leases:
Current	$5,734	$3,559
Non-Current	1,825	3,542
	$7,559	$7,101

(1)
Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at December 31, 2017 and December 31, 2016 to their present value is presented in the table below.

	December 31, 2017	December 31, 2016
Less than a year	$5,879	$3,720
2 years	1,845	3,242
3 years	—	359
4 years	—	—
5 years	—	—
	7,724	7,321
Less future finance charges	(165)	(220)
Present value of minimum lease payments	$7,559	$7,101

18. LONG TERM DEBT
Long term debt consists of:

	December 31, 2017	December 31, 2016
Credit Facility	$—	$36,200
Total long-term debt	$—	$36,200

Maturity analysis of Long Term debt:

	December 31, 2017	December 31, 2016
Non-Current (1)	$—	$36,200

(1)	The Company repaid the outstanding balance of $36.2 million on September 28, 2017.
On April 15, 2015, the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by 1 year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of December 31, 2017, the Company was in compliance with all covenants required by the Credit Facility.

PAN AMERICAN SILVER CORP.	48

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
At the option of the Company, amounts can be drawn under the Credit Facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 2.125% to 3.125% or; (ii) the Bank of Nova Scotia’s Base Rate plus 1.125% to 2.125%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.478% to 0.703% per annum, dependent on the Company’s leverage ratio.
As at December 31, 2017 and December 31, 2016, $nil and $36.2 million, respectively, was drawn on the Credit Facility under LIBOR loans at an average annual rate of 2.55%. During the year ended December 31, 2017, the Company has incurred $1.3 million (2016 - $1.2 million) in standby charges on undrawn amounts and $0.9 million (2016 - $1.0 million) in interest on drawn amounts under this Facility.

19. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	December 31, 2017	December 31, 2016
Deferred credit(1)	$20,788	$20,788
Other income tax payable	2,082	3,321
Severance accruals	4,084	3,299
	$26,954	$27,408

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

20. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.
The Board has developed long-term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long-term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP. In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP, as described below.
The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

PAN AMERICAN SILVER CORP.	49

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Transactions concerning stock options are summarized as follows in CAD:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2015	1,552,923	$15.98
Granted	45,705	$23.61
Exercised	(254,146)	$12.30
Expired	(9,352)	$24.70
Forfeited	(24,266)	$21.07
As at December 31, 2016	1,310,864	$16.81
Granted	91,945	18.64
Exercised	(307,266)	$11.24
Expired	(61,891)	40.22
Forfeited	(97,529)	$23.60
As at December 31, 2017	936,123	$16.56

Long Term Incentive Plan
During the year ended December 31, 2017, the Company awarded 123,113 (2016 - 82,338) common shares with a two year holding period and granted 91,945 (2016 – 45,705) options under this plan. The Company used as its assumptions for calculating the fair value, a risk free interest rate of 2.0% - 2.4% (2016 – 1.2% - 1.3%), weighted average volatility of 42% using a historical volatility (2016 – 54%), expected lives ranging from 3.5 to 4.5 (2016 – 3.5 to 4.5) years, expected dividend yield of 2.4% - 2.8% (2016 – 1.4% - 1.7%), and an exercise price of CAD $18.64 (2016 – CAD $23.61) per share. The weighted average fair value of each option was determined to be CAD $5.30 (2016 – CAD $8.94).
During the year ended December 31, 2017, 307,266 common shares were issued in connection with the exercise of options under the plan (2016 – 254,146 common shares), 61,891 options expired (2016 - 9,352) and 97,529 options were forfeited (2016 – 24,266).
100,000 common shares were issued to a former employee of the Company during the year ended December 31, 2016, there were no such issuances in 2017.
During the year ended December 31, 2017, 12,291 common shares were issued to Directors in lieu of Directors fees of $0.2 million (2016 - 14,434 common shares in lieu of fees of $0.2 million).
Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2017. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2017	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2017	Weighted Average Exercise Price CAD$
$9.76 - $11.57	340,305	55.63	$10.03	340,305	$10.03
$11.58 - $17.01	99,742	50.99	$11.81	99,742	$11.81
$17.02 - $18.53	124,188	26.42	$18.38	124,188	$18.38
$18.54 - $24.90	371,888	36.44	$23.19	257,093	$24.79
	936,123	43.64	$16.56	821,328	$16.13

PAN AMERICAN SILVER CORP.	50

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the year ended December 31, 2017 the total employee share-based compensation expense recognized in the income statement was $3.1 million (2016 - $3.8 million).
Performance Share Units
In early 2014, the Board approved the adding of PSUs to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board approved the issuance of 54,962 PSUs for 2017 with a share price of CAD $19.04 (2016 - 38,119 PSUs approved at a share price of CAD $22.22). Compensation expense for PSUs was $1.0 million for the year ended December 31, 2017 (2016 - $0.6 million) and is presented as a component of general and administrative expense.
At December 31, 2017, the following PSU’s were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2015	103,671	$683
Granted	38,119	638
Paid out	—	—
Forfeited	—	—
Change in value	—	831
As at December 31, 2016	141,790	$2,152
Granted	54,962	823
Paid out	(30,408)	(875)
Forfeited	—	—
Change in value	—	511
As at December 31, 2017	166,344	$2,611

Restricted Share Units
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two installments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Pan American common share over the vesting period.
Compensation expense for RSU’s was $2.0 million for the year ended December 31, 2017 (2016 – $3.5 million) and is presented as a component of general and administrative expense.

PAN AMERICAN SILVER CORP.	51

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2017, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2015	380,144	$2,495
Granted	164,132	2,919
Paid out	(224,805)	(3,769)
Forfeited	(4,048)	(61)
Change in value	—	3,180
As at December 31, 2016	315,423	$4,764
Granted	184,187	2,698
Paid out	(222,006)	(3,257)
Forfeited	(15,591)	(243)
Change in value	—	136
As at December 31, 2017	262,013	$4,098

Issued share capital
The Company is authorized to issue 200,000,000 common shares of no par value.
Dividends
The Company declared the following dividends for the period starting January 1, 2016 until March 22, 2018:

Declaration Date	Ex-dividend date	Dividend per common share
February 20, 2018 (1)	March 5, 2018	$0.0350
November 8, 2017	November 20, 2017	$0.0250
August 9, 2017	August 21, 2017	$0.0250
May 9, 2017	May 23, 2017	$0.0250
February 14, 2017	February 27, 2017	$0.0250
November 14, 2016	November 25, 2016	$0.0125
August 11, 2016	August 23, 2016	$0.0125
May 11, 2016	May 24, 2016	$0.0125
February 17, 2016	February 29, 2016	$0.0125

(1)	These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

21. PRODUCTION COSTS
Production costs are comprised of the following:

	2017	2016
Consumption of raw materials and consumables	$160,224	$163,675
Employee compensation and benefits expense (Note 22)	169,109	148,256
Contractors and outside services	83,012	81,241
Utilities	24,764	20,335
Severance costs related to mine operations	3,509	—
Other expenses (1)	34,339	43,400
Changes in inventories (2)	25,713	(28,574)
	$500,670	$428,333

(1)	Includes closure and decommissioning liability adjustments to reduce production costs by $1.2 million (2016 - reduce by $1.7 million).

(2)	Includes NRV adjustments to inventory to increase production costs by $12.3 million for the year ended December 31, 2017 (2016 - reduce by $42.8 million).

PAN AMERICAN SILVER CORP.	52

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

22. EMPLOYEE COMPENSATION AND BENEFITS EXPENSE

	2017	2016
Wages, salaries and bonuses	$184,225	$166,595
Share-based compensation	3,077	3,826
Total employee compensation and benefit expenses	187,302	170,421
Less: Expensed within General and Administrative expenses	(14,023)	(18,243)
Less: Expensed within Exploration expenses	(4,170)	(3,922)
Employee compensation and benefits expenses included in production costs (Note 21)	$169,109	$148,256

23. INTEREST AND FINANCE EXPENSE

	2017	2016
Interest (recovery) expense	$(1,179)	$2,115
Finance fees	2,391	3,073
Accretion expense (Note 16)	5,973	4,363
	$7,185	$9,551

24. EARNINGS PER SHARE (BASIC AND DILUTED)

For the year ended December 31,		2017		2016
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$120,991			$100,085
Basic EPS	$120,991	153,070	$0.79	$100,085	152,118	$0.66
Effect of Dilutive Securities:
Stock Options	—	283		—	386
Diluted EPS	$120,991	153,353	$0.79	$100,085	152,504	$0.66

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the year ended December 31, 2017 were 279,943 out-of-the-money options (2016 – 418,151).

PAN AMERICAN SILVER CORP.	53

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

25. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

Other operating activities	2017	2016
Adjustments for non-cash income statement items:
Share-based compensation expense	$3,077	$3,826
Gain on derivatives (Note 7)	(64)	—
Share of loss from associate and dilution gain (Note 12)	(2,052)	(7,946)
Net realizable value adjustment for inventories (Note 21)	12,308	(42,815)
	$13,269	$(46,935)

Changes in non-cash operating working capital items:	2017	2016
Trade and other receivables	$9,852	$(29,125)
Inventories	10,898	19,527
Prepaid expenses	(3,096)	(3,675)
Accounts payable and accrued liabilities	2,569	13,722
Provisions	(8,514)	(5,994)
	$11,709	$(5,545)

Significant non-cash items:	2017	2016
Assets acquired by finance lease	$5,000	$6,151
Share-based compensation issued to employees and directors	$2,020	$2,365
Shares issued as consideration for Joaquin (Note 10)	$8,650	$—

Cash and Cash Equivalents	December 31, 2017	December 31, 2016
Cash in banks	$160,001	$157,778
Short-term money markets investments	15,952	23,103
Cash and cash equivalents	$175,953	$180,881

26. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.

PAN AMERICAN SILVER CORP.	54

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Year ended, December 31, 2017
	Peru		Mexico			Argentina		Bolivia	Canada
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Revenue	$129,085	$120,244	$197,748	$17,958	$171,654	$111,642	$—	$68,497	$—	$—	$816,828
Depreciation and amortization	$(13,464)	$(9,693)	$(67,515)	$(23)	$(19,381)	$(5,236)	$(88)	$(7,181)	$(108)	$(199)	$(122,888)
Exploration and project development	$(1,713)	$(1,629)	$(2,316)	$—	$(2,149)	$(4,588)	$(2,894)	$—	$(2,659)	$(1,807)	$(19,755)
Interest income	$63	$58	$—	$4	$—	$525	$—	$—	$472	$340	$1,462
Interest and financing expenses	$(855)	$(578)	$1,613	$(359)	$(467)	$(2,969)	$(99)	$(232)	$(3,101)	$(138)	$(7,185)
(Loss) gain on disposition of assets	$(154)	$(117)	$(291)	$540	$(319)	$—	$—	$(455)	$361	$626	$191
Share of loss from associate and dilution gain	$—	$—	$—	$—	$—	$—	$—	$—	$2,052	$—	$2,052
Gain on derivatives	$—	$—	$—	$—	$—	$—	$—	$—	$64	$—	$64
Foreign exchange (losses) gains	$(92)	$(38)	$642	$(29)	$(143)	$(1,373)	$(644)	$1,045	$1,493	$962	$1,823
Gain on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$606	$—	$606
Impairment reversals	$—	$42,112	$—	$—	$—	$—	$—	$—	$—	$19,442	$61,554
Earnings (loss) before income taxes	$36,650	$86,476	$(503)	$(8,474)	$79,307	$(24,404)	$(3,570)	$14,592	$(22,567)	$24,978	$182,485
Income tax (expense) recovery	$(12,818)	$(16,663)	$11,719	$1,033	$(20,843)	$(1,108)	$(85)	$(5,305)	$(6,360)	$(8,604)	$(59,034)
Net earnings (loss) for the period	$23,832	$69,813	$11,216	$(7,441)	$58,464	$(25,512)	$(3,655)	$9,287	$(28,927)	$16,374	$123,451
Capital expenditures	$8,412	$9,283	$85,379	$—	$21,963	$8,590	$27	$8,146	$2	$430	$142,232

	As at December 31, 2017
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Total assets	$116,138	$131,180	$833,397	$17,125	$231,205	$125,088	$194,225	$85,869	$210,286	$48,819	$1,993,332
Total liabilities	$46,184	$36,058	$176,464	$8,163	$65,145	$43,408	$1,296	$30,819	$28,939	$35,805	$472,281

	Year ended, December 31, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$105,707	$92,889	$189,288	$45,843	$118,292	$144,048	$—	$78,708	$—	$774,775
Depreciation and amortization	$(12,668)	$(11,225)	$(60,414)	$(2,336)	$(9,999)	$(9,190)	$(120)	$(9,474)	$(529)	$(115,955)
Exploration and project development	$(837)	$(1,053)	$(1,685)	$—	$(186)	$—	$(3,377)	$—	$(4,196)	$(11,334)
Interest income	$27	$67	$—	$—	$—	$389	$19	$1	$879	$1,382
Interest and financing expenses	$(673)	$(436)	$(630)	$(420)	$(307)	$(3,069)	$(66)	$(218)	$(3,732)	$(9,551)
Gain (loss) on disposition of assets	$5	$144	$(22)	$136	$16,525	$(8)	$—	$23	$8,297	$25,100
Share of loss from associate and dilution gain	$—	$—	$—	$—	$—	$—	$—	$—	$7,946	$7,946
Foreign exchange (loss) gain	$(64)	$(57)	$1,539	$(393)	$13,887	$(2,780)	$208	$1,511	$(22,905)	$(9,054)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(4,944)	$(4,944)
Earnings (loss) before income taxes	$24,062	$21,497	$8,222	$3,269	$61,178	$42,097	$(4,536)	$17,687	$2,795	$176,271
Income tax (expense) recovery	$(10,021)	$(4,351)	$(10,697)	$(3,495)	$(21,860)	$(431)	$(33)	$(8,379)	$(15,179)	$(74,446)
Net earnings (loss) for the period	$14,041	$17,146	$(2,475)	$(226)	$39,318	$41,666	$(4,569)	$9,308	$(12,384)	$101,825
Capital expenditures	$8,854	$8,034	$113,227	$—	$64,519	$2,868	$5	$4,864	$290	$202,661

PAN AMERICAN SILVER CORP.	55

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	As at December 31, 2016
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$134,579	$65,386	$827,858	$35,853	$227,923	$111,260	$193,195	$91,893	$210,194	$1,898,141
Total liabilities	$45,986	$23,171	$199,127	$8,880	$52,636	$40,788	$1,112	$27,161	$100,276	$499,137

Product Revenue	2017	2016
Refined silver and gold	345,756	399,339
Zinc concentrate	140,315	93,237
Lead concentrate	161,981	125,123
Copper concentrate	114,564	95,123
Silver concentrate	54,212	61,953
Total	816,828	774,775

The Company has 16 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 7 customers that accounted for 23%, 16%, 15%, 14%, 8%, 6%, and 5% of total sales in 2017, and 7 customers that accounted for 18%, 16%, 14%, 10%, 10%, 9%, and 7% of total sales in 2016. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.

27. OTHER INCOME AND (EXPENSES)

	2017	2016
Change in closure and decommissioning estimates	$(8,388)	$—
Royalties income	$574	$204
Other income	2,309	1,338
Total	$(5,505)	$1,542

28. INCOME TAXES
Components of Income Tax Expense

	2017	2016
Current tax expense (recovery)
Recognized in profit or loss in current year	$66,345	$44,751
Adjustments recognized in the current year with respect to prior years	(3,468)	(720)
	62,877	44,031
Deferred tax expense (recovery)
Deferred tax (recovery) expense recognized in the current year	(898)	27,942
Adjustments recognized in the current year with respect to prior years	(1,539)	1,124
Adjustments to deferred tax attributable to changes in tax rates and laws	—	1,302
Increase in deferred tax liabilities due to tax impact of reversals of mineral properties, plant, and equipment impairments (Note 10,11)	17,770	—
Recognition of previously unrecognized deferred tax assets	(10,275)	—
Benefit from previously unrecognized losses, and other temporary differences	(6,487)	(7,861)
Increase in deferred tax liabilities due to tax impact of net realizable value (charge) reversal to inventory (Note 21)	(2,414)	7,908
	(3,843)	30,415
Income tax expense	$59,034	$74,446

PAN AMERICAN SILVER CORP.	56

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors that affected the effective tax rate for the year ended December 31, 2017 and the comparable period of 2016 were foreign exchange fluctuations, changes in the non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	2017	2016
Earnings before taxes and non-controlling interest	$182,485	$176,271
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense based on above rates	$47,446	$45,830
Increase (decrease) due to:
Non-deductible expenditures	4,618	5,082
Foreign tax rate differences	3,644	9,729
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	2,051	1,794
- Other deferred tax assets	(10,752)	(14,406)
Non-taxable portion of net earnings of affiliates	(4,055)	(4,852)
Changes to temporary differences	—	1,429
Tax on sale of royalty	1,400	—
Effect of other taxes paid (mining and withholding)	20,065	13,678
Effect of foreign exchange on tax expense	(3,928)	10,462
Non-taxable impact of foreign exchange	2,937	3,861
Change in current tax expense estimated for prior years	(3,503)	—
Other	(889)	1,839
Income tax expense	$59,034	$74,446
Effective income tax rate	32.35%	42.23%

Deferred tax assets and liabilities
The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	2017	2016
Net deferred tax liability, beginning of year	$(169,136)	$(138,397)
Recognized in net earnings for the year	3,843	(30,415)
Reduction due to Mexican de-consolidation payments applied to current tax	(3,231)	(383)
Other	(25)	59
Net deferred liability, end of year	$(168,549)	$(169,136)
Deferred tax assets	2,679	1,727
Deferred tax liabilities	(171,228)	(170,863)
Net deferred tax liability	$(168,549)	$(169,136)

PAN AMERICAN SILVER CORP.	57

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Components of deferred tax assets and liabilities
The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	2017	2016
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$7,019	$7,133
Tax losses and mining tax credits	24,014	26,646
Deductible Mexican mining taxes	2,792	2,344
Tax credit resulting from Mexican de-consolidation	1,385	4,790
Accounts payable and accrued liabilities	3,047	2,373
Trade and other receivables	21,527	10,526
Provision for doubtful debts and inventory adjustments	(14,517)	(16,261)
Mineral properties, plant, and equipment	(186,641)	(192,046)
Estimated sales provisions	(28,726)	(14,907)
Other temporary differences and provisions	1,551	266
Net deferred tax liability	$(168,549)	$(169,136)

At December 31, 2017, the net deferred tax liability above included the deferred tax benefit of $24.0 million related to tax losses of approximately $80.6 million. These losses will begin to expire after the 2024 year end, if unused.
At December 31, 2016, the net deferred tax liability above included the deferred tax benefit of $26.6 million related to tax losses of approximately $89.0 million. These losses will begin to expire after the 2024 year end, if unused.
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2017	2016
Tax loss (revenue in nature)	$165,180	$171,077
Net tax loss (capital in nature)	15,423	18,759
Resource pools and other tax credits	18,609	20,116
Financing fees	1,464	1,803
Mineral properties, plant, and equipment	20,441	34,268
Closure and decommissioning costs	42,484	34,809
Exploration and other expenses not currently deductible	54,672	62,503
Intercompany debt	8,061	34,769
Doubtful debt and inventory	16,602	13,997
Deferred income and estimated sales	—	924
Deductible Mexican mining taxes	77	335
Payroll and vacation accruals	2,015	3,174
Other temporary differences	2,601	2,532
	$347,629	$399,066

PAN AMERICAN SILVER CORP.	58

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Included in the above amounts are operating losses, which if not utilized will expire as follows:

At December 31, 2017,
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2018	—	120	—	—	6	50	176
2019	—	86	—	—	4	90	180
2020 – and after	122,853	13,289	—	20,925	93	7,664	164,824
Total tax losses	$122,853	$13,495	$—	$20,925	$103	$7,804	165,180

At December 31, 2016,
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2017	—	—	—	—	5	—	5
2018	—	120	—	—	6	7	133
2019 – and after	116,009	13,642	39,057	2,160	47	24	170,939
Total tax losses	$116,009	$13,762	$39,057	$2,160	$58	$31	$171,077
Taxable temporary differences associated with investment in subsidiaries
As at December 31, 2017, taxable temporary differences of $88.3 million (2016 – $60.4 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences and does not expect them to reverse in the foreseeable future.

29. COMMITMENTS AND CONTINGENCIES

a.	General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Environmental Matters
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2017, $65.4 million (December 31, 2016 - $55.6 million) was accrued for reclamation costs relating to mineral properties. See also Note 16.

c.	Credit Facility
On April 15, 2015 the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (Note 18).

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Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

d.	Income Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
In December 2013, the Mexican President passed a bill that increased the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, creating a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty is tax deductible for income tax purposes. The Special Mining Duty is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

e.	Finance Leases
The present value of future minimum lease payments classified as finance leases at December 31, 2017 is $7.6 million (December 31, 2016 - $7.1 million) and the schedule of timing of payments for this obligation is found in Note 17.

f.	Law changes in Argentina
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Historically, the Argentine government also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials.  In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies,  exposing us to additional risks of Peso devaluation and high domestic inflation.
While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations.  It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future changes might have on the Company.  As such, the Company continues to monitor and assess the situation in Argentina.

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Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

g.	Political changes in Bolivia
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”).  Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time.  In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

h.	Other Legal Matters
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.
In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

i.	Title Risk
Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

j.	Royalty Agreements and Participation Agreements
The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against the mineral property while royalties that become payable upon production are expensed at the time of sale of the production.
As part of the arrangement closed with Maverix on July 11, 2016 (Note 12), Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, in exchange for a 54% interest in Maverix (40% fully diluted as at December 31, 2017).  The key portfolio assets included the economic equivalent of one hundred percent (100%) of the gold produced from Pan American’s operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine, as well as an agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project.  The portfolio also included, among others, the equivalent of a net smelter returns royalty of one and one-quarter percent (1¼%) on all metals produced from the Calcatreu project (Note 10) and a net smelter returns royalty of one percent (1%) on the Pico Machay project that is currently owned by Pan American.

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Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.
In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer below to the Navidad project section below for further details.
As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract with Aquiline Resources Inc., a wholly owned subsidiary of the Company. The holder subsequently selected the silver stream contract related to certain production from the Navidad project. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 19.
Huaron and Morococha mines
In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.
Manantial Espejo mine
Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.
San Vicente mine
Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the year ended December 31, 2017, the Company incurred approximately $8.5 million in COMIBOL royalties (2016 - incurred $14.3 million).
A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the year ended December 31, 2017 the royalties paid to EMUSA amounted to approximately $0.9 million (2016 - $1.0 million).
In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5%

PAN AMERICAN SILVER CORP.	62

Notes to the Consolidated Financial Statements
As at December 31, 2017 and 2016 and for the
 years ended December 31, 2017 and 2016
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

for zinc and copper metal value of sales. The royalty is income tax deductible. For the year ended December 31, 2017 the royalty amounted to $5.0 million (2016 - $5.6 million).
Dolores mine
Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on silver production and 3.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. The royalties to Royal Gold amounted to approximately $5.5 million for the year ended December 31, 2017 (2016 – $5.3 million).
Navidad project
As a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has temporarily suspended project development activities at Navidad. The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

30. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. A company owned by a former director of the Company was paid $0.1 million for consulting services in the year ended December 31, 2016, there were no such payments in 2017. Related party transactions with Maverix have been disclosed in Note 12 of these consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.
Compensation of key management personnel
The remuneration of directors and other members of key management personnel during the year were as follows:

	2017	2016
Short-term benefits	$10,175	$10,052
Share-based payments	2,235	2,172
	$12,410	$12,224

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